[Reference Translation]

August 4, 2017

To Whom It May Concern:

Company Name: Mazda Motor Corporation
Name and Title of Representative:
Masamichi Kogai, Representative Director and President
(Code Number: 7261
Tokyo Stock Exchange)
Name and Title of Contact Person:
Takeji Kojima, General Manager, Corporate Communications Division
Telephone Number: Tokyo 03-3508-5056 Hiroshima 082-282-5253

Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities Exchanges throughout Japan)
Name and Title of Contact Person:
Kenta Kon, General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Strengthening of the Continued Collaborative Relationship between Toyota Motor Corporation and Mazda Motor Corporation and the Execution of a Memorandum of Understanding Concerning a Business and Capital Alliance

Toyota Motor Corporation (“Toyota”) and Mazda Motor Corporation (“Mazda”) hereby announce that today the companies entered into a memorandum of understanding (the “MOU”) concerning a business and capital alliance (the “Alliance”), for the purpose of further strengthening their continued collaborative relationship.

1.	Reason for the Alliance

Although the automotive industry aims for continued growth, it has entered a period of major change, where factors such as diversifying market needs, tightened environmental and safety regulations, increased sophistication of advanced technologies, market entrants from other industries and diversification of the mobility business are interacting in complex manners. In such a changing business environment, Toyota and Mazda believe it is necessary not only to endeavor to further strengthen their accumulated Monozukuri (manufacturing) capabilities, technical strength and business bases, but also to establish a cooperative relationship to develop a system that will enable their continued growth.

Since Toyota and Mazda announced the execution of an agreement to build a mutually beneficial long-term partnership (the “2015 Agreement”) on May 13, 2015, in order for the partnership to result in more appealing cars that meet the diverse needs and tastes of customers all over the world, the two companies have been discussing, with a basic spirit of collaboration for establishing a long-term, equal and amicable partnership, areas in which they can mutually exert synergy effects.

With the execution of the MOU on the Alliance, the companies confirm and declare the outcome of the sincere and meticulous discussions they have continued over the two years since the execution of the 2015 Agreement, and they believe that the MOU will be a milestone on the road to strengthening and accelerating their further continued and constructive partnership. The companies have specifically agreed to promote joint projects to (i) establish a joint venture to produce finished cars in the U.S., (ii) jointly develop technologies for electric vehicles, (iii) jointly develop connected technologies, (iv) collaborate in advanced safety technologies, and (v) further complement each other’s products. Through these joint projects, Toyota and Mazda will work to leverage the resources of both companies to complement and enhance each other’s products and technologies, and make use of lessons learned through the joint projects to enhance true competiveness that will help them realize continued growth. They will also aim to develop and strengthen their long-term partnership and pursue collaboration in an equal, independent and continued manner. To that end, Toyota and Mazda have agreed that Toyota will subscribe for and acquire shares to be newly issued by Mazda through a third-party allotment, and at the same time Mazda will subscribe for and acquire shares of treasury stock disposed of by Toyota through a third-party allotment, which Toyota shares that are equivalent in value to the Mazda shares.

The two companies will work to achieve collaboration in the joint projects that they have agreed to at this time by respecting each other’s management autonomy and establishing an equal and amicable relationship over the medium to long term. The two companies will further accelerate and develop mutual cooperation as long-term partners with the aim of creating a whole new set of values for cars and contribute to the development of sustainable society through meeting customers’ expectations.

2.	Description of agreement on the business alliance

(1)	Establishment of a joint venture to produce finished cars in the U.S.

For the purpose of establishing a new cooperative relationship, Toyota and Mazda have agreed to engage in discussions to establish a new, 50-50 joint venture that will engage in the production of finished cars with the production capacity of 300,000 units. On the assumption that necessary licenses and approvals can be obtained from regulatory authorities of relevant jurisdictions, the two companies plan to engage in discussions going forward to invest a total of approximately 1.6 billion U.S. dollars and hire approximately 4,000 employees so that a new plant to be established by the new joint venture in the U.S. will start operating in around 2021. The two companies will work to enhance their production competitiveness through collaboration in production, in addition to the existing collaboration in products and technologies.

Toyota and Mazda expect that the joint venture will produce cross-over models that Mazda will newly introduce to the North American market, as well as Toyota’s Corolla for the North American market. Through the U.S. automobile production joint venture business, Mazda will enhance its production flexibility to respond with agility to changes in demand by region and model, as well as aim to establish a local production system that focuses on vehicles that are expected to grow in North America. On the other hand, as a response to the growing North American market, Toyota will seek to have its operations even more locally rooted by reinforcing its local production system through the U.S. automobile production joint venture business.

(2)	Joint development of technologies for electric vehicles

Amid rising demand and anticipation for electric vehicles (EVs) around the world, in order to flexibly and efficiently respond to the trends of the developing EV market that are difficult to predict, Toyota and Mazda will mobilize their capacities and exchange expertise freely and actively with each other to consider the joint development of technologies related to the basic structure of EVs that are competitive and can flexibly and promptly respond to the regulations and market trends in various countries. The two companies will discuss details of the joint development in the future.

(3)	Collaboration in the next-generation areas, including connected technologies and advanced safety technologies

Toyota and Mazda will jointly develop in-vehicle multimedia system technologies in order to be prepared for car informatization and increased demand for information linking technologies that connect the inside of a car with the outside world. In addition, with the aim of realizing an accident-free safe automobile society, the two companies will develop Toyota’s technology for communication between vehicles and between the road and vehicles, through collaboration with Mazda.

(4)	Further complement to each other’s products

Mazda has already been supplying compact sedans to Toyota in North America. In addition to that, Toyota will supply small two-box commercial vans to Mazda in Japan. Toyota and Mazda will also consider the possibility of future product complementation on a global basis in other vehicles.

3.	Details of capital alliance

Toyota and Mazda will mutually acquire shares of the other company as follows in accordance with the MOU in order to develop and strengthen their long-term partnership.

Toyota will acquire 31,928,500 shares of common stock newly issued by Mazda through a third-party allotment (shareholding ratio of 5.05% on an issued share basis after the capital increase; total value of 50 billion yen)

Mazda will, through a disposition of treasury stock through a third-party allotment to be implemented by Toyota, acquire Toyota shares that are equivalent in value to the Mazda shares (shareholding ratio of 0.25% on an issued share basis).

The two companies plan to apply proceeds from the capital increase through the third-party allotment and the disposition of treasury stock through the third-party allotment to fund in part capital expenditures relating to the establishment of the joint venture to produce finished cars in the U.S.

(For more details on the third-party allotment by Mazda to Toyota and by Toyota to Mazda, see the release “Notice of Issuance of New Shares by way of Third-Party Allotment in Accordance With the Memorandum of Understanding on the Business and Capital Alliance with Toyota Motor Corporation” disclosed today by Mazda and the release “Notice Concerning Disposition of Treasury Stock by way of Third-party Allotment” disclosed today by Toyota, respectively.) The two companies will also consider further strengthening their capital alliance based on this Alliance, based on the progress of the business alliance.

4.	Schedule

(1) Execution date of the MOU	August 4, 2017 (Friday)
(2) Stock acquisition date (payment date)	October 2, 2017 (Monday)

5.	Future outlook

The companies expect that the impact of the Alliance on the consolidated results of each company for the fiscal year ending March 2018 is minor.

End

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